Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-269649) of Lithium Americas Corp. (the “Company”) of our reports (the “Reports”) dated (i) June 16, 2023, relating to the financial statements of 1397468 B.C. Ltd. as of March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023, and (ii) June 16, 2023, relating to the carve-out financial statements for the North American Division of the Company (LAC North America) as of December 31, 2022 and 2021 for each of the three years in the period ended December 31, 2022, which appear in Schedules (I and J  respectively) to the management information circular, which appears in the Form 6-K of the Company, dated June 23, 2023.

We also consent to references to us under the heading “Interests of Experts” in the management information circular, which appears in the Form 6-K of the Company, dated June 23, 2023.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

June 23, 2023

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP., an Ontario limited liability partnership.